Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No.: 0-29630

On June 25, 2014, AbbVie made the following information available at http://www.abbvieinvestor.com/phoenix.zhtml?c=251551&p=irol-disclaimer-documents:

CHAIRMAN & CEO Richard A. Gonzalez ABBV NYSE listing CORPORATE HEADQUARTERS North Chicago, Illinois, USA FACTS AT-A-GLANCE OUR MISSION We are a biopharmaceutical company, delivering a consistent stream of innovative medicines that solve serious health issues and have a remarkable impact on people’s lives. 2013 PERFORMANCE HIGHLIGHTS Market capitalization of more than by end of 2013 $85 billion (nearly double the S&P 500 – 32%) Delivered total shareholder return of 60% in 2013 For further information, go to www.abbvieinvestor.com in 2013 and sales of ~$19 billion in pipeline investment between Q1 2013 and Q1 2014 25,000 Approximate number of employees worldwide 170+ Number of countries where products are sold, including a presence in the U.K. that dates back 104 years; Germany largest ex-US presence abbvie

FACTS AT-A-GLANCE

abbvie.com

LEADING PRODUCTS

HUMIRA
Treatment for chronic, progressive immunology diseases in rheumatology, dermatology and gastroenterology

SYNTHROID
Branded synthetic hormone for thyroid disease

CREON
Pancreatic enzyme replacement therapy

DUODOPA
Therapy for advanced Parkinson's disease

SYNAGIS
Therapy for serious lower-respiratory-tract disease caused by RSV in children at risk for RSV disease

LUPRON
Hormone therapy for advanced prostate cancer

RESEARCH CENTERS

LAKE COUNTY
Illinois, USA

WORCESTER
Massachusetts, USA

LUDWIGSHAFEN
Germany

REDWOOD CITY
California, USA

SHANGHAI
China

SINGAPORE
Singapore

TOKYO
Japan

R+D

MANUFACTURING FACILITIES

AbbVie has committed to building a new $320 million manufacturing facility in Singapore, scheduled to become fully operational in 2019

GERMANY
IRELAND
ITALY
PUERTO RICO
UNITED STATES

ROBUST PIPELINE

10+ investigational compounds in Phase III or registration

IMMUNOLOGY
Humira (Hidradenitis Supporativa, Uveitis, Pediatric Crohn's Disease)

KIDNEY DISEASE
Atrasentan (Diabetic Nephropathy)

LIVER DISEASE
HCV Interferon-Free Combination (genotype 1)

NEUROSCIENCE
Daclizumab (Relapsing Remitting Multiple Sclerosis)
Levodopa/Carbidopa Intestinal Gel (Advanced Parkinson's Disease)

ONCOLOGY
Elotuzumab (Multiple Myeloma)
Veliparib (Neoadjuvant Treatment of Triple Negative Breast Cancer, Non-Small Cell Lung Cancer)
ABT-199 (Chronic Lymphocytic Leukemia)

WOMEN'S HEALTH
Elagolix (Endometriosis)

EXTERNAL RECOGNITION

★★★★★

FORTUNE'S MOST ADMIRED (#8 in pharmaceutical industry)
BARRON'S MOST RESPECTED
SCIENCE MAGAZINE'S TOP EMPLOYERS
DIVERSITY INC.'S TOP 50
DOW JONES SUSTAINABILITY INDEX North America 2013

TRACK RECORD OF SUCCESSFUL INTEGRATION

Management team with proven experience in value-creating combinations. A few of note:

KNOLL PHARMACEUTICALS
SOLVAY PHARMACEUTICALS
KOS PHARMACEUTICALS

CORPORATE RESPONSIBILITY

AbbVie's Corporate Responsibility focused efforts seek to improve the communities in which our employees live and work:

Collaborate to Build Capacity – building health system capacity and infrastructure to increase access to care

Leverage Expertise – addressing global health needs and impacting standards of care

Transform Education – transforming education to narrow the achievement gap in science and literacy

Support Patients – supporting the patient journey through the continuum of care to improve health outcomes

The directors of AbbVie accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything likely to affect the importance of such information.

For further information, go to www.abbvieinvestor.com

FORWARD-LOOKING STATEMENTS This announcement contains certain forward-looking statements with respect to a possible combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible combination will not be pursued, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination if it is made, adverse effects on the market price of AbbVie’s common stock and on AbbVie’s operating results because of a failure to complete the possible combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by AbbVie in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause AbbVie’s plans with respect to Shire, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, which has been filed with United States Securities and Exchange Commission (the “SEC”), the contents of which are not incorporated by reference into, nor do they form part of, this announcement. AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. ADDITIONAL INFORMATION This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for or purchase or purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Subject to future developments, AbbVie may file a registration statement and/or tender offer documents with the SEC in connection with a combination. Holders of Shire and/or AbbVie shares should read those filings, and any other filings made by AbbVie with the SEC in connection with the combination, as they will contain important information. Those documents, if and when filed, as well as AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at AbbVie’s website at www.abbvieinvestor.com.